Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
1410 Washington Drive ∙ Stafford, Virginia 22554
(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac@att.net

*Admitted in Michigan

14 December 2011

Alexandra M. Ledbetter
Staff Attorney
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Stakool, Inc. f/ka Mod Hospitality, Inc.
Amendment No. 1 to Form 8-K
Filed November 9, 2011
File No. 0-24723

Dear Ms. Ledbetter:

Pursuant to our telephone conversation of 14 December 2011, we are in receipt of correspondence from your office dated 7 December 2011, with regard to the above-referenced Stakool Inc. and will respond to same on or before 6 January 2012.

Thank you for your assistance regarding this matter.

With best regards,

/s/ Sharon Mitchell
Sharon D. Mitchell